Exhibit 99.1

Evogene Reports First Quarter 2015 Financial Results

Rehovot, Israel – May 19, 2015 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, announced today its financial results for the quarter ended March 31, 2015.

Ofer Haviv, Evogene's President and CEO, stated: "This past quarter, we were very pleased with our continuing progress in each of our four market oriented divisions. We saw advances in development across our individual product programs and increased recognition by the industry of our broad discovery capabilities, as demonstrated by our recent announcements regarding the incorporation of our gene optimization program into our collaboration with Monsanto following the entry of over 1,000 Evogene candidate genes into their product development pipeline, and the signing of our first collaboration with a leading multinational food company."

Mr. Haviv continued, “Looking at the worldwide agriculture market, demand for key crops continues to increase steadily to new record levels. For example, corn consumption during the past five years increased by 25%, and is expected to reach record levels this year. In view of the combination of continuing world-wide population growth and changing food habits, these increases in demand are certain to continue. Furthermore, due to on-going changes such as increasing resistance of insects and weeds to current pesticides and herbicides, along with negative trends in arable land and environmental pressures, it is reasonable to project that without significant technological advances,  just sustaining today's levels of production will be a major challenge, let alone meeting the continuing increases in demand.”

Mr. Haviv concluded, “We are confident that Evogene is uniquely qualified to address this critical need for technological advances in agriculture. For the past 10 years we have been establishing and enhancing a broadly applicable discovery platform that combines deeper understandings of plant biology with industry leading computational based 'big data' integration, analysis and prediction technologies.  And this unique capability, now being applied by us to address the key needs in four major market segments, is being recognized by an increasing number of collaborations with leading seed and other ag-bio based companies world-wide."

Financial results for the quarter ended March 31, 2015:

Cash Position: As of March 31, 2015, Evogene had $113.2 million in cash, short term bank deposits and marketable securities, representing a net cash usage for the quarter of $3.1 million. Assuming regular course of business and no new revenue sources, such as additional collaborations, the Company estimates that its net cash usage for full year 2015 will be in the range of $16 to $18 million.

Research Revenues include mainly periodic payments for research and development activities provided under certain of the Company's collaboration agreements with seed companies. Revenues from research and development payments for the first quarter of 2015 were $2.7 million, compared to $3.8 million for the first quarter of 2014.  The decline was primarily related to the previously announced amendment to the Company’s Bayer collaboration work plan.

Evogene anticipates that longer term, its primary sources of revenues will be future royalties and other revenue sharing amounts, as well as castor seed sales by its wholly owned subsidiary Evofuel. In that regard, research revenues, which reflect R&D related cost reimbursement under certain of Evogene's collaboration agreements, were in the past a meaningful contributor to cash flow. Looking to the future, Evogene intends to consider, on a case by case basis, self-financing or jointly financing with potential partners, certain additional activities under future collaborations, particularly with respect to the Company's newer growth areas. Although possibly resulting in less short term R&D revenues than would otherwise be the case, the Company’s goal in negotiating the terms for future collaborations will be to maximize long term revenues, consistent with maintaining its financial strength.

Cost of Revenues largely includes research and development expenses related to the support of the Company’s on-going activities under collaboration agreements with seed companies, most of which provide for future milestone and royalty revenues. Cost of revenues for the first quarter of 2015 was $1.8 million, compared to $2.6 million, for the same period in 2014.

Research and Development Expenses for the first quarter of 2015 were $3.5 million, compared to $2.7 million for the same period in 2014. The increase in these expenses largely relates to expansion of self-funded activities, primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, mainly in our key growth engines – insect resistance, ag-chemicals and Evofuel. As stated above, research and development expenses do not include such expenses incurred in support of on-going collaborations, which are accounted for as Cost of Revenues.

Operating Loss for the first quarter of 2015 was $4.1 million, compared to an operating loss of $2.6 million for the same period in 2014. This increase is mainly attributable to the decrease in revenues from research and development payments, as well as the increase in self-funded research and development expenses, and certain other operating expenses.

Conference call and webcast details:

Evogene management will host a conference call today at 09:00 am Eastern time, 16:00 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries are invited to access the call at 972-3-918-0609. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through May 21, 2015.  US-based participants are invited to access the replay by dialing 1-888-782-4291, and participants from Israel and other countries are invited to access the replay at 972-3-925-5901. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

About Evogene Ltd.:

Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com and www.evo-fuel.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +###-##-#### 039
karen.mazor@evogene.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	As of March 31,		As of December 31,
	2015	2014	2014
	Unaudited		Audited
CURRENT ASSETS:

Cash and cash equivalents	$10,066	$14,858	$5,213
Restricted cash	1,000	-	1,000
Marketable securities	78,916	74,740	80,040
Short-term bank deposits	23,186	24,000	30,046
Trade receivables	816	1,876	1,183
Other receivables	751	1,031	889

	114,735	116,505	118,371
LONG-TERM ASSETS:

Long-term bank deposits	-	10,000	-
Long-term deposits	20	26	21
Plant, property and equipment, net	8,307	6,929	8,812
Long-term investment	382	471	382
Intangible assets, net	-	33	-

	8,709	17,459	9,215

	$123,444	$133,964	$127,586
CURRENT LIABILITIES:

Trade payables	$1,181	$1,313	$1,984
Other payables	2,564	3,405	3,854
Liabilities in respect of grants from the Chief Scientist	553	614	570
Deferred revenues and other advances	1,499	1,205	1,511

	5,797	6,537	7,919
LONG-TERM LIABILITIES:

Liabilities in respect of grants from the Chief Scientist	2,937	2,718	3,103
Deferred revenues and other advances	995	762	453
Severance pay liability, net	27	19	29

	3,959	3,499	3,585
SHAREHOLDERS' EQUITY:

Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding – 25,359,704, 24,985,455 and 25,350,954 shares at March 31, 2015 and 2014 and December 31,2014, respectively	140	138	140
Share premium and other capital reserve	176,437	170,986	175,553
Accumulated other comprehensive loss	(91)	-	(222)
Accumulated deficit	(62,798)	(47,196)	(59,389)

	113,688	123,928	116,082

	$123,444	$133,964	$127,586

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March, 31		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

Revenues:

Research and development payments, including up-front payments	$2,660	$3,775	$14,198

Share purchase related revenues	41	82	313

Total Revenues	2,701	3,857	14,511

Cost of revenues	1,830	2,563	9,709

Gross profit	871	1,294	4,802

Operating expenses:

Research and development, net	3,539	2,657	14,022
Business development	497	374	1,851
General and administrative	963	888	4,185

Total operating expenses	4,999	3,919	20,058

Operating loss	(4,128)	(2,625)	(15,256)

Financing income	946	650	2,242
Financing expenses	(227)	(362)	(1,516)

Net loss	$(3,409)	$(2,337)	$(14,530)

Other comprehensive loss:

Loss from cash flow hedges	$(64)	$-	$(222)
Amounts transferred to the statement of profit or loss for cash flow hedges	195	-	-

Total comprehensive loss	$(3,278)	$(2,337)	$(14,752)

Basic and diluted loss per share	$(0.13)	$(0.094)	$(0.58)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share Capital	Share Premium and other capital reserve	Accumulated other comprehensive loss	Accumulated Deficit	Total
	(Unaudited)
Balance as of January 1, 2015 (audited)	$140	$175,553	$(222)	$(59,389)	$116,082
Net loss	-	-	-	(3,409)	(3,409)
Exercise of options	*) -	74	-	-	74
Other comprehensive income	-	-	131	-	131
Share-based compensation	-	810	-	-	810

Balance as of March 31, 2015	$140	$176,437	$(91)	$(62,798)	$113,688

*) Represents an amount lower than $1 thousand

	Share Capital	Share Premium and other capital reserve	Accumulated Deficit	Total
	(Unaudited)
Balance as of January 1, 2014 (audited)	$137	$169,469	$(44,859)	$124,747
Net and comprehensive loss	-	-	(2,337)	(2,337)
Exercise of options	1	691	-	692
Share-based compensation	-	826	-	826

Balance as of March 31, 2014	$138	$170,986	$(47,196)	$123,928

	Share Capital	Share Premium and other capital reserve	Accumulated other comprehensive loss	Accumulated Deficit	Total
	(Audited)
Balance as of January 1, 2014	$137	$169,469	$-	$(44,859)	$124,747
Net loss	-	-	-	(14,530)	(14,530)
Exercise of options	3	2,854		-	2,857
Other comprehensive loss	-	-	(222)	-	(222)
Share-based compensation	-	3,230	-	-	3,230

Balance as of December 31, 2014	$140	$175,553	$(222)	$(59,389)	$116,082

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

Cash Flows from Operating Activities:

Net loss	$(3,409)	$(2,337)	$(14,530)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	654	519	2,249
Share-based compensation	810	826	3,230
Financing expenses (income), net	(691)	91	(926)

	773	1,436	4,553

Changes in asset and liability items:

Decrease in trade receivables	367	37	730
Decrease (increase) in other receivables	(4)	(296)	58
Decrease in long term deposits	1	-	7
Decrease in trade payables	(394)	(620)	(267)
Decrease in other payables	(1,255)	(958)	(895)
Increase (decrease) in severance pay liability, net	(2)	-	10
Increase (decrease) in deferred revenues	530	(568)	(571)

	(757)	(2,405)	(928)

Cash received during the period for:

Interest received	821	83	2,010

Net cash used in operating activities	(2,572)	(3,223)	(8,895)

Cash Flows from Investing Activities:

Purchase of property, plant and equipment	(553)	(303)	(3,564)
Proceeds from sale of marketable securities	7,838	4,337	31,195
Purchase of marketable securities	(6,481)	(47,846)	(80,615)
Proceeds from (investment in) bank deposits, net	6,860	(34,000)	(30,046)
Increase in restricted cash	-	-	(1,000)

Net cash provided by (used in) investing activities	7,664	(77,812)	(84,030)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

Cash Flows from Financing Activities:

Proceeds from exercise of options	74	692	2,857
Proceeds from the Chief Scientist grants	-	-	339
Repayment of the Chief Scientist grants	(233)	(272)	(530)

Net cash provided by (used in) financing activities	(159)	420	2,666

Exchange rate differences - cash and cash equivalent balances	(80)	19	18

Increase (decrease) in cash and cash equivalents	4,853	(80,596)	(90,241)

Cash and cash equivalents, beginning of the period	5,213	95,454	95,454

Cash and cash equivalents, end of the period	$10,066	$14,858	$5,213

Significant non-cash transactions

Acquisition of property, plant and equipment	$132	$218	$536